LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

[redacted]

09047520

SUPPL

RECEIVED
2009 DEC 22 A 6: 22

25 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Financial Results Announcement dated 24 November 2009, re: First Quarterly Report for the financial period ended 30 September 2009; and

2) General Announcement dated 24 November 2009, re: Resolutions passed at the Seventh-Ninth Annual General Meeting.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 24/11/2009 05:36:14 PM

Reference No LI-091124-4C173

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary
Type *	● Announcement ○ Reply to query
Subject :*	RESOLUTIONS PASSED AT THE SEVENTY-NINTH ANNUAL GENERAL MEETING

RECEIVED 2009 DEC 22 A 9:2

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We are pleased to inform that at the Seventy-Ninth Annual General Meeting of Lion Industries Corporation Berhad held on 24 November 2009, the shareholders have approved the following:

1. the payment of a first and final dividend of 1.0% less 25% Malaysian Income Tax in respect of the financial year ended 30 June 2009;

2. the re-appointment of Y. A. Bhg. Tun Musa Hitam and Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin who retired pursuant to Section 129(6) of the Companies Act, 1965 as Directors of the Company; and

3. all other resolutions tabled thereat including the resolutions transacted as special business as set out in the attached file.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LICB-79th AGM.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 NOV 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Seventy-Ninth Annual General Meeting of the Company held on 24 November 2009

Ordinary Resolutions

(a) **Authority to Directors to issue shares**

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up capital of the Company for the time being and that such authority shall continue to be in force until the conclusion of the next annual general meeting of the Company."

(b) **Proposed Shareholders' Mandate for Recurrent Related Party Transactions**

"THAT approval be and is hereby given for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as set out in paragraph 3.2 of Part A of the Circular to Shareholders of the Company dated 2 November 2009 ("Related Parties") which has been despatched to the shareholders of the Company, provided that such transactions are undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders; and

THAT authority conferred by this ordinary resolution will only continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but must not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders of the Company in general meeting,

whichever is the earlier; and

THAT the Directors of the Company be and are hereby authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

24 NOV 2009

(c) **Proposed Renewal of Authority for Share Buy-Back**

"THAT, subject to the Companies Act, 1965, the provisions of the Articles of Association of the Company, the Bursa Malaysia Securities Berhad ("Bursa Securities") Main Market Listing Requirements, and the approvals of all relevant governmental and/or regulatory authorities, the Company be and is hereby authorised to buy-back such amount of ordinary shares of RM1.00 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that:

(i) the aggregate number of shares bought-back does not exceed 10% of the total issued and paid-up capital of the Company at any point of time; and

(ii) the maximum amount of funds to be allocated for the share buy-back shall not exceed the amount of the retained profits or the share premium of the Company or both

(hereinafter referred to as the "Proposed Share Buy-Back"); and

THAT authority conferred by this ordinary resolution shall commence immediately upon the passing of this resolution and will only continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company, unless by ordinary resolution passed at that meeting, the authority is renewed, either unconditionally or subject to conditions; or

(ii) the expiration of the period within which the next annual general meeting after that date is required by law to be held; or

(iii) revoked or varied by ordinary resolution passed by shareholders of the Company at a general meeting of the Company,

whichever occurs first; and

THAT authority be and is hereby given to the Directors of the Company to decide in their absolute discretion to retain the ordinary shares of RM1.00 each in the Company so purchased by the Company as treasury shares and/or cancel them and to distribute the treasury shares as share dividends and/or resell the treasury shares; and

FURTHER, THAT authority be and is hereby unconditionally and generally given to the Directors of the Company to take all such steps as are necessary or expedient and/or enter into any and all agreements, arrangements and guarantee with any party or parties to implement, finalise and give full effect to the Proposed Share Buy-Back with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities."

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

24 NOV 2009

BURSA MALAYSIA

Form Version V3.0

Financial Results

Reference No LI-091124-4F550

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

RECEIVED 2009 DEC 22 A 9:42

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2010
Quarter *	● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
Quarterly report for the financial period ended *	30/09/2009
The figures *	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-1Q10.xls

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 NOV 2009

Remarks:

Currency Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2009**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2009 [dd/mm/yyyy] $$'000	30/09/2008 [dd/mm/yyyy] $$'000	30/09/2009 [dd/mm/yyyy] $$'000	30/09/2008 [dd/mm/yyyy] $$'000
1 Revenue	1,349,903	1,505,252	1,349,903	1,505,252
2 Profit/(loss)	100,196	123,626	100,196	123,626

before tax				
3 Profit/(loss) for the period	84,096	107,921	84,096	107,921
4 Profit/(loss) attributable to ordinary equity holders of the parent	69,752	107,915	69,752	107,915
5 Basic earnings/(loss) per share (Subunit)	9.78	15.14	9.78	15.14
6 Proposed/Declared dividend per share (Subunit)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7 Net assets per share attributable to ordinary equity holders of the parent ($$)	3.8700	3.7800

Remarks :

Definition of Subunit:
In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit.
Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2009 [dd/mm/yyyy]	30/09/2008 [dd/mm/yyyy]	30/09/2009 [dd/mm/yyyy]	30/09/2008 [dd/mm/yyyy]
	$$'000	$$'000	$$'000	$$'000
1 Gross interest income	5,854	8,911	5,854	8,911
2 Gross interest expense	24,668	24,811	24,668	24,811

Remarks :

Other Currency

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 NOV 2009

Summary of Key Financial Information for the financial period ended
* 30/09/2009

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1 Revenue				
2 Profit/(loss) before tax				
3 Profit/(loss) for the period				
4 Profit/(loss) attributable to ordinary equity holders of the parent				
5 Basic earnings/(loss) per share (Subunit)				
6 Proposed/Declared dividend per share (Subunit)				

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7 Net assets per share attributable to ordinary equity holders of the parent ($$)		

Remarks :

Definition of Subunit:
In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit.
Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 NOV 2009

	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1 Gross interest income				
2 Gross interest expense				
Remarks :				

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

24 NOV 2009

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the First Quarter Ended 30 September 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2009 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2008 RM'000	CURRENT YEAR TO DATE 30/9/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2008 RM'000
Revenue		1,349,903	1,505,252	1,349,903	1,505,252
Operating expenses		(1,271,220)	(1,145,958)	(1,271,220)	(1,145,958)
Other operating income		6,437	-	6,437	-
Profit from operations		85,120	359,294	85,120	359,294
Finance costs		(24,668)	(24,811)	(24,668)	(24,811)
Share in results of associated companies		33,890	23,232	33,890	23,232
Income from other investments		5,854	8,911	5,854	8,911
Diminution in value of inventories		-	(243,000)	-	(243,000)
Profit before taxation		100,196	123,626	100,196	123,626
Taxation	16	(16,100)	(15,705)	(16,100)	(15,705)
Net profit for the period		84,096	107,921	84,096	107,921
Attributable to :					
- Equity holders of the parent		69,752	107,915	69,752	107,915
- Minority interests		14,344	6	14,344	6
Net profit for the period		84,096	107,921	84,096	107,921
Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	9.78	15.14	9.78	15.14
- Diluted	24	9.77	15.10	9.77	15.10

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2009 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2009 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2009 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,707,300	1,727,777
Investment properties		68,078	68,078
Prepaid land lease payment		104,409	104,792
Land held for property development		35,380	35,541
Investment in associated companies		826,139	792,435
Long-term investments		91,085	91,292
Deferred tax assets		112,597	122,236
Intangible assets		130,443	130,443
		3,075,431	3,072,594
Current Assets			
Assets held for sale		183	183
Property development costs		50,628	51,216
Inventories		837,366	793,434
Short-term investments		10,382	8,782
Amount due by jointly controlled entity		13,061	13,061
Trade receivables		399,850	357,969
Other receivables		319,725	247,557
Deposits, cash and bank balances		589,517	730,861
		2,220,712	2,203,063
TOTAL ASSETS		**5,296,143**	**5,275,657**
EQUITY AND LIABILITIES			
Share capital		713,199	712,967
Reserves		2,050,077	1,982,581
Equity attributable to equity holders of the parent		2,763,276	2,695,548
Minority interests		346,825	332,957
Total equity		3,110,101	3,028,505
Non-Current Liabilities			
Redeemable cumulative convertible preference shares		13,672	13,672
Long-term borrowings	20	499,293	604,707
LICB Bonds and USD Debts	20	59,885	59,757
Deferred tax liabilities		34,986	35,049
Deferred payables		7,804	8,085
		615,640	721,270
Current Liabilities			
Trade payables		286,424	296,626
Other payables		624,204	615,692
Short-term borrowings	20	647,781	604,612
LICB Bonds and USD Debts	20	5,018	3,810
Tax liabilities		6,975	5,142
		1,570,402	1,525,882
Total Liabilities		2,186,042	2,247,152
TOTAL EQUITY AND LIABILITIES		**5,296,143**	**5,275,657**
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.87	3.78

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2009 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →						
	Share Capital RM'000	**Share Premium** RM'000	**Other Reserves** RM'000	**Retained Profits** RM'000	**Total** RM'000	**Minority Interests** RM'000	**Total Equity** RM'000
30 September 2009							
At 1 July 2009	712,967	527,312	35,667	1,419,602	2,695,548	332,957	3,028,505
Share-based payments	-	210	(86)	-	124	-	124
Issue of shares	232	42	-	-	274	-	274
Translation difference on net equity of foreign subsidiaries and other movements	-	-	(2,422)	-	(2,422)	(476)	(2,898)
Net profit for the period	-	-	-	69,752	69,752	14,344	84,096
At 30 September 2009	713,199	527,564	33,159	1,489,354	2,763,276	346,825	3,110,101
30 September 2008							
At 1 July 2008	712,700	525,452	27,058	1,754,413	3,019,623	195,199	3,214,822
Share-based payments	-	219	3,362	-	3,581	-	3,581
Issue of shares	220	64	-	-	284	-	284
Translation difference on net equity of foreign subsidiaries and other movements	-	-	3,573	-	3,573	1,339	4,912
Net profit for the period	-	-	-	107,915	107,915	6	107,921
At 30 September 2008	712,920	525,735	33,993	1,862,328	3,134,976	196,544	3,331,520

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2009 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2009

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 30/9/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2008 RM'000
OPERATING ACTIVITIES		
Profit before taxation	100,196	123,626
Adjustments for:		
Non-cash items (mainly depreciation)	26,829	41,000
Non-operating items (mainly associates' results & finance costs)	(9,222)	1,576
Operating profit before changes in working capital	117,803	166,202
Changes in working capital :		
Net changes in current assets	(120,415)	(409,797)
Net changes in current liabilities	(2,676)	426,435
Others (mainly interest and tax paid)	(905)	(11,161)
	(6,193)	171,679
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	563	15,522
Purchase of property, plant and equipment	(16,279)	(40,415)
Dividend received	-	19,631
Interest received	5,119	7,677
Others	163	156
	(10,434)	2,571
FINANCING ACTIVITIES		
Issue of shares	274	284
Repayment of BaIDS	(90,000)	(70,000)
Interest paid	(13,830)	(16,420)
Borrowings	(19,410)	(15,834)
Redemption/Repayment of LICB Bonds and USD Debts	-	(5,238)
Increase in cash and cash equivalents - restricted	(1,224)	(118,703)
Others	-	(915)
	(124,190)	(226,826)
Net changes in cash & cash equivalents	(140,817)	(52,576)
Effects of exchange rate changes	-	770
Cash & cash equivalents at beginning of the period	234,622	335,172
Cash & cash equivalents at end of the period	93,805	283,366

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2009 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2009. These explanatory notes provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2009.

The significant accounting policies adopted in the interim financial statements are consistent with those of the audited financial statements for the financial year ended 30 June 2009 except for the adoption of FRS 8 : Operating Segments which became effective for the financial year beginning 1 July 2009. The adoption of FRS 8 only impacts presentation and disclosures. It does not have any financial impact on the Group.

2. **Comments about seasonal or cyclical factors**

The Group's performance is not affected by any material seasonal or cyclical factors.

3. **Unusual items due to their nature, size or incidence**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date.

4. **Changes in estimates**

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. **Debt and equity securities**

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM712,967,165 to RM713,199,265 by the issuance of 117,900 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 114,200 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM90 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. **Dividends paid**

There was no dividend paid during the current quarter and financial year-to-date.

7. Segmental information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	1,143,144	(9,130)	1,134,014	70,208
Property development	6,445	-	6,445	1,607
Tyre	147,377	-	147,377	16,745
Building materials	40,810	-	40,810	1,133
Others	21,257	-	21,257	(3,409)
	1,359,033	(9,130)	1,349,903	86,284
Unallocated costs				(1,164)
Profit from operations				85,120
Finance costs				(24,668)
Share in results of associated companies				33,890
Income from other investments				5,854
Profit before taxation				100,196

	Segment Assets RM'000
Steel	2,905,992
Property development	343,399
Tyre	501,316
Building materials	169,444
Others	93,228
Segment assets	4,013,379
Investment in associated companies	826,138
Unallocated assets	456,626
Total assets	5,296,143

8. Subsequent events

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date.

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. Performance review

For the first three months of the financial year, the Group posted a 10% lower revenue of RM1.35 billion compared to RM1.51 billion a year ago. The decline in revenue was mainly caused by lower selling prices for the steel products in both the domestic and overseas markets despite increase in sales tonnage. As such, the Group recorded a lower profit from operations of RM85 million as compared to RM359 million a year ago.

Coupled with higher profit from associated companies and lower finance costs, the Group registered a profit before tax of RM100 million for the quarter under review compared to RM124 million a year ago.

12. Comment on material change in profit

	Revenue		Profit/(Loss) from operations	
	Current Quarter 30/9/2009 RM'000	Immediate Preceding Quarter 30/6/2009 RM'000	Current Quarter 30/9/2009 RM'000	Immediate Preceding Quarter 30/6/2009 RM'000
Steel	1,134,014	766,555	70,208	(90,314)
Tyre	147,377	140,479	16,745	16,407
Others	68,512	81,098	(669)	10,776
Unallocated costs	-	-	(1,164)	(1,242)
	1,349,903	988,132	85,120	(64,373)

Revenue of the Group for the quarter under review was 37% higher at RM1.35 billion which was driven by improved market sentiment.

On segmental basis, our steel division achieved 48% higher revenue and turnaround to record an operating profit of RM70 million largely due to improved margin on the back of higher steel prices and sales tonnage, and lower production costs compared to those in the immediate preceding quarter.

Meanwhile, our tyre division recorded marginal higher revenue and operating profit for the quarter under review.

Coupled with favourable contribution from the associated companies, the Group posted a profit before tax of RM100 million for the quarter under review against a loss of RM68 million in the immediate preceding quarter.

13. a) Prospects

Recent macro-economic indicators around the world are showing improved sentiment as the effect of the implementation of massive stimulus packages by Governments of various countries has been felt. As such, the operating environment for the Group's businesses in both the domestic and overseas market in the next quarter is expected to improve.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

Taxation comprises :	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2009 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2008 RM'000	CURRENT YEAR TO DATE 30/9/2009 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2008 RM'000
In respect of current period:				
- income tax	6,461	1,370	6,461	1,370
- deferred tax	9,639	12,121	9,639	12,121
In respect of prior years:				
- income tax	-	2,214	-	2,214
- deferred tax	-	-	-	-
	16,100	15,705	16,100	15,705

Excluding the share in results of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is lower than the statutory tax rate principally due to utilisation of tax credits.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

18. Quoted securities

There were no material purchase or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows:

	RM'000
At cost	89,849
At book value	33,008
At market value	42,621

19. Corporate proposals

The status of corporate proposals of Lion Forest Industries Berhad ("LFIB") is reported in the Interim Report of LFIB.

Other than the aforementioned, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	383,836	369,293	753,129
Unsecured	16,504	-	16,504
Secured			
BaIDS	110,000	130,000	240,000
SCB Bonds and USD Debts	137,441	-	137,441
	647,781	499,293	1,147,074
LICB Bonds and USD Debts			
Secured	5,018	59,885	64,903
	652,799	559,178	1,211,977

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	781,327
- US Dollar	117,887	410,599
- Chinese Renminbi	39,401	20,051
		1,211,977

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

23. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2009.

24. Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2009	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2008	CURRENT YEAR TO DATE 30/9/2009	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2008
Net profit attributable to equity holders of the parent (RM'000)	69,752	107,915	69,752	107,915
Weighted average number of ordinary shares in issue ('000)	713,175	712,841	713,175	712,841
Basic EPS (sen)	9.78	15.14	9.78	15.14

Diluted

For the purpose of calculating diluted EPS, the net profit for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares, i.e. shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2009	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2008	CURRENT YEAR TO DATE 30/9/2009	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2008
Net profit attributable to equity holders of the parent (RM'000)	69,752	107,915	69,752	107,915
Weighted average number of ordinary shares in issue ('000)	713,175	712,841	713,175	712,841
Effect of dilution ('000)	1,007	1,983	1,007	1,983
	714,182	714,824	714,182	714,824
Diluted EPS (sen)	9.77	15.10	9.77	15.10

25. Auditors' report on preceding annual financial statements

The auditors' report on the financial statements for the financial year ended 30 June 2009 was not qualified. However, the auditors drew attention to the uncertainty regarding the provision for damages arising from a litigation claim by LFIB, a subsidiary company of the Company.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2008	Concluded Sales: Current Year (Jan-Dec 09) Current Quarter	Concluded Sales: Current Year (Jan-Dec 09) Year-To-Date	Sale Proceeds Received: Up to December 2008	Sale Proceeds Received: Current Year (Jan - Dec 09) Actual Received in Current Qtr	Sale Proceeds Received: Current Year (Jan - Dec 09) Actual Received in YTD	Projected to Dec 2009	Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	-	13.1	-	-	-	-
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	74.0	-	2.6	74.0	-	2.6	-	2.6
Total	**541.3**	**295.3**	**-**	**2.6**	**295.3**	**-**	**2.6**	**-**	**2.6**

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.